Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

EQT Corporation issued the following press release on September 27, 2017:

EQT CORPORATION ANNOUNCES PRICING OF SENIOR NOTES

PITTSBURGH — (September 27, 2017) — EQT Corporation (the Company or EQT) (NYSE: EQT) announced today that it has priced an offering of $500 million in aggregate principal amount of its 2.50% senior notes due October 1, 2020, $750 million in aggregate principal amount of its 3.00% senior notes due October 1, 2022, and $1,250 million in aggregate principal amount of its 3.90% senior notes due October 1, 2027, at prices to the public of 99.992%, 99.738% and 99.918% of their face value, respectively. Additionally, EQT priced $500 million in aggregate principal amount of senior floating-rate notes due October 1, 2020, at a price to the public of 100% of their face value. EQT expects the offering to close on October 4, 2017, subject to the satisfaction of customary closing conditions.

EQT expects to use the net proceeds from the sale of the notes, together with cash on hand and borrowings under EQT’s revolving credit facility, to fund the cash consideration payable by EQT in connection with the previously announced acquisition (the Merger) with Rice Energy Inc. (Rice); to pay expenses related to the Merger and the other transactions contemplated by the merger agreement with Rice — including the extinguishment of approximately $1.9 billion of net debt and preferred equity of Rice and its subsidiaries (based on anticipated balances as of October 31, 2017); and for general corporate purposes — which may include redeeming or repaying at maturity all or a portion of EQT’s senior notes and medium term notes due in 2018.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC are acting as joint book-running managers for the offering. Copies of the preliminary prospectus supplement, prospectus supplement and accompanying base prospectus relating to the offering may be obtained, free of charge, on the Securities and Exchange Commission’s website at www.sec.gov or from the underwriters of the offering as follows: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 1-800-831-9146 or by email at prospectus@citi.com; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836 or by calling 1-800-503-4611 or by email at prospectus.cpdg@.db.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attn: Prospectus Department, 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001 or

by calling 1-800-294-1322 or by email at dg.prospectus_requests@baml.com; and Wells Fargo Securities, LLC, Attn: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402 or by calling 1-800-645-3751.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a prospectus and related prospectus supplement meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About EQT Corporation:

EQT Corporation is an integrated energy company with emphasis on Appalachian area natural gas production, gathering, and transmission. With more than 125 years of experience, EQT continues to be a leader in the use of advanced horizontal drilling technology — designed to minimize the potential impact of drilling-related activities and reduce the overall environmental footprint. Through safe and responsible operations, the Company is committed to meeting the country’s growing demand for clean-burning energy, while continuing to provide a rewarding workplace and enrich the communities where its employees live and work. EQT also owns a 90% limited partner interest in EQT GP Holdings, LP. EQT GP Holdings, LP owns the general partner interest, all of the incentive distribution rights, and a portion of the limited partner interests in EQT Midstream Partners, LP.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to our acquisition and integration of acquired businesses and assets; the cost of defending our intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the Securities and Exchange Commission (the SEC) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, on July 27, 2017, EQT filed with the SEC a registration statement on Form S-4 that contains a preliminary joint proxy statement of EQT and Rice and also constitutes a preliminary prospectus of EQT. On September 8, 2017, EQT filed Amendment No. 1 to the registration statement. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the stockholders of Rice. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700. Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

EQT analyst inquiries contact:

Patrick Kane — Chief Investor Relations Officer

412.553.7833

pkane@eqt.com

EQT Midstream Partners / EQT GP Holdings analyst inquiries contact:

Nate Tetlow — Investor Relations Director

412.553.5834

ntetlow@eqt.com

Media inquiries contact:

Natalie Cox — Corporate Director, Communications

412.395.3941

ncox@eqt.com

Rice analyst inquiries contact:

Julie Danvers — Director of Investor Relations

832.708.3437

Julie.Danvers@RiceEnergy.com

Source:  EQT, RICE